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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G

                                (Amendment No. )


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       Inverness Medical Technology, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    461268104
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                                 (CUSIP Number)


                                   ----------












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CUSIP No. 461268104                   13G                     Page 2 of 7 Pages
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--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 RON ZWANZIGER
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  | |
                                                                       (b)  | |
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED KINGDOM
--------------------------------------------------------------------------------
     NUMBER OF
       SHARES       5.      SOLE VOTING POWER  2,019,238
    BENEFICIALLY    ------------------------------------------------------------
     OWNED BY       6.      SHARED VOTING POWER  691,670
       EACH         ------- ----------------------------------------------------
    REPORTING       7.      SOLE DISPOSITIVE POWER  2,019,238
    PERSON WITH     ------- ----------------------------------------------------
                    8.      SHARED DISPOSITIVE POWER  691,670
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,710,908
--------------------------------------------------------------------------------





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CUSIP No. 461268104                   13G                     Page 3 of 7 Pages
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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                            |X|
          Such number excludes (1) 221,651 shares held by trust for the benefit of the family of the reporting person, whose trustee is not the reporting person nor his spouse, (2) warrant to purchase 279,500 shares held by trust for the benefit of the family of the reporting person, whose trustee is not the reporting person nor his spouse, and (3) 38,000 shares held in a private charitable foundation where the reporting person and his spouse along with three non-affiliates serve as directors on the board; the reporting person and his spouse have recused themselves from any discussion or consideration of the charitable foundation's disposition of these securities. For the purpose of Section 13 of the Act and for all other purposes, the reporting person disclaims beneficial ownership of the following shares: (1) 191,916 shares held by trust for the benefit of the children of the reporting person, whose trustee is the reporting person's spouse, (2) 109,754 shares held by the reporting person's spouse, (3) 390,000 shares held in trust for the benefit of the reporting person's family, whose trustees are the reporting person and his spouse and (4) all of the shares excluded from Row (9) pursuant to the preceding sentence.
--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.9%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------





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CUSIP No. 461268104                   13G                     Page 4 of 7 Pages
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ITEM 1(A).        NAME OF ISSUER:

                  Inverness Medical Technology, Inc.
                  --------------------------------------------------------------

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  200 Prospect Street, Waltham, Massachusetts 02453
                  --------------------------------------------------------------

ITEM 2(A)         NAME OF PERSON FILING:

                  Ron Zwanziger
                  --------------------------------------------------------------

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Inverness Medical Technology, Inc.
                  --------------------------------------------------------------
                  200 Prospect Street, Waltham, Massachusetts 02453
                  --------------------------------------------------------------

ITEM 2(C)         CITIZENSHIP:

                  United Kingdom
                  --------------------------------------------------------------

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share
                  --------------------------------------------------------------

ITEM 2(E)         CUSIP NUMBER:

                  461268104
                  --------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.           OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

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CUSIP No. 461268104                   13G                     Page 5 of 7 Pages
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         (a)      Amount beneficially owned:

                  2,710,908* (includes 1,269,676 shares which the reporting person has the right to acquire through the exercise of options and warrants)

                  * Such number excludes (1) 221,651 shares held by trust for the benefit of the family of the reporting person, whose trustee is not the reporting person nor his spouse, (2) warrant to purchase 279,500 shares held by trust for the benefit of the family of the reporting person, whose trustee is not the reporting person nor his spouse, and (3) 38,000 shares held in a private charitable foundation where the reporting person and his spouse along with three non-affiliates serve as directors on the board; the reporting person and his spouse have recused themselves from any discussion or consideration of the charitable foundation's disposition of these securities. For the purpose of Section 13 of the Act and for all other purposes, the reporting person disclaims beneficial ownership of the following shares: (a) 191,916 shares held by trust for the benefit of the children of the reporting person, whose trustee is the reporting person's spouse, (b) 109,754 shares held by the reporting person's spouse, (c) 390,000 shares held in trust for the benefit of the reporting person's family, whose trustees are the reporting person and his spouse and (d) all the excluded shares referenced in clause (1), (2) and (3) of the preceding sentence.

         (b)      Percent of class:

                  8.9%
                  ----

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote 2,019,238
                                                           ----------

         (ii)     Shared power to vote or to direct the vote 691,670
                                                             -------

         (iii)    Sole power to dispose or to direct the disposition
                  of 2,019,238
                     ---------

         (iv)     Shared power to dispose or to direct the disposition
                  of 691,670
                     -------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

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CUSIP No. 461268104                   13G                     Page 6 of 7 Pages
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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.











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CUSIP No. 461268104                   13G                     Page 7 of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             February 14, 2001
                                       ------------------------------
                                                   Date


                                             /s/ RON ZWANZIGER
                                       ------------------------------
                                                 Signature


                                               Ron Zwanziger
                                       ------------------------------
                                                Name/Title









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